SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 30, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Anu Dubey / Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFS Capital Corporation – Post-Effective Amendment to the Registration Statement on Form N-2 (File No. 333-200376)

Dear Ms. Dubey and Mr. Eskildsen:

On behalf of OFS Capital Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 8, 2016 with respect to the Company’s post-effective amendment to the registration statement on Form N-2 (File No. 333-200376) (the “Registration Statement”), filed with the Commission on April 22, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses.

Legal Comments

Cover Page

1.	In the “Calculation of Registration Fee Under the Securities Act of 1933” table on the cover page, footnote 2 states that “an indeterminate number of shares of common stock or preferred stock, or subscription rights to purchase shares of common stock” is being registered. Please revise this sentence to include warrants, which are also included in the table.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

June 30, 2016

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Prospectus Summary

2.	On page 4 under “Our Administrator,” please explain the last sentence of the paragraph, which states that “To the extent that OFS Services outsources any of its functions, [the Company] will pay the fees associated with such functions on a direct basis without incremental profit to OFS Services.” Please explain what the phrase “without incremental profit to OFS Services” means.

Response: The Company informs the Staff on a supplemental basis that the Company pays the fees associated with any functions outsourced by OFS Services directly at cost, without any additional mark-up. The Company has revised the disclosure accordingly for clarity.

Fees and Expenses

3.	On page 9, the second sentence of the first paragraph states that “the percentages indicated in the table below are estimates and may vary.” Footnote 8 on page 9 also states that the percentages are estimates. Please explain why these are estimates.

Response: The percentages indicated in the table below are estimates because they are based on actual amounts incurred during the three months ended March 31, 2016, annualized for a full year.

4.	In the second paragraph of footnote 4 to the “Fees and Expenses” table, the Staff notes that the second sentence (beginning with “The estimate of our base management fee referenced in the table is based on our total assets…”) conflicts with the first sentence (beginning with “The 3.19% fee reflected in the table is calculated by determining the ratio that the base management fee bears to our net assets attributable to common stock…”). Please revise the disclosure as necessary to clarify whether the management fee shown in the table is based on total assets or net assets.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

June 30, 2016

5.	On page 11, the third sentence of the paragraph following the example states that the incentive fee, which “would either not be payable or have an insignificant impact on the expense amounts shown above,” is not included in the example. Although the incentive fee does not need be included if it would not be payable, it should be included if it would have an impact on the amounts shown in the example, even if insignificant. Please revise this sentence so that the quoted language above states “would not be payable” and update the amounts reflected in the example as may be necessary to include any impact of the incentive fee.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Selected Consolidated Financial Data

6.	Please explain why the second paragraph on page 12 states that the selected financial and other data for the year ended December 31, 2011 to December 31, 2013 have been audited by RSM US LLP, which differs from the Company’s prior disclosure in the registration statement filed on November 19, 2014, which states that those same financials were audited by McGladrey LLP.

Response: On October 26, 2015, after the Company filed its registration statement on November 19, 2014, McGladrey LLP changed its name to RSM US LLP as part of its branding initiative. McGladrey LLP and RSM US LLP are the same entities, and the difference in the disclosures reflect the entity’s name change.

Risk Factors

7.	The first sentence of the last paragraph on page 23 discusses the coverage ratio of total assets to total borrowings and other securities. Please explain this requirement in plain English using real dollar examples. For example, the disclosure can state that the 200% asset coverage means that for every $100 in net assets, the Company may raise $100 from borrowings or other debt.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

8.	The last sentence of the paragraph following the risk factor beginning with “The PWB Credit Facility contains various covenants and restrictions…” states that the Credit Facility remained undrawn at December 31, 2015. Please include the estimate of interest payments on the expected borrowings from this credit facility in footnote 6 to the “Fees and Expenses” table on page 10, or explain why the Company believes such disclosure is not required.

June 30, 2016

Response: The Company has revised the disclosure in accordance with the Staff’s request.

9.	On page 38, the discussion under the risk factor beginning with “Our portfolio may be concentrated…” discloses the general risk of having a concentration in a particular industry or portfolio company. If the Company has a significant amount of assets in a specific industry, please disclose the specific risks of that industry in addition to this general risk.

Response: The Company has disclosed the risks associated with investments in healthcare and pharmaceuticals, and in internet companies, which the Company believes are the two largest areas of concentration that need additional risk factors beyond the risks associated with private companies. The Company respectfully submits to the Staff that it believes that the current disclosure in the “Risk Factors” section is sufficient at this time. The Company will continue to monitor the portfolio concentration and provide additional disclosure as appropriate.

10.	On page 44, please add disclosure to the second paragraph under the risk factor beginning with “There is a risk that shareholders may not receive distributions…” that return of capital reduces the basis that the investor has in the Company’s shares, which may result in an increase in the amount of any taxable gain or a reduction in any deductible loss upon a subsequent sale of such shares.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Price Range of Common Stock and Distributions

11.	Item 8.5.c of instructions to the Form N-2 requires disclosure of net asset value and premium/discount information as of the latest practicable date. Please update the disclosure in the table on page 50 as necessary.

Response: The Company has revised the disclosure in accordance with the Staff’s request.

Portfolio Companies

12.	Item 8.6.b of instructions to the Form N-2 requires disclosure of the percentage of registrant’s assets invested in any wholly-owned small business investment company subsidiary. Please update the “Portfolio Companies” table on page 83 accordingly.

June 30, 2016

Response: The Company respectfully directs the Staff’s attention to the discussion of “SBA Debentures” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 72, where the Company discloses that SBIC I LP held approximately $249.6 million and $245.1 million in assets at March 31, 2016 and December 31, 2015, respectively, which accounted for approximately 85% and 83% of the Company’s total consolidated assets. For clarity, the Company has revised footnote 3 to the “Portfolio Companies” table on page 94 to include such information and will continue to include such information in future filings as applicable.

Management

13.	On page 87, the Staff notes that registrants typically include a column for directors to disclose all directorships held by that director for the past five years. Please confirm whether this information is disclosed in the section titled “Biographical Information.”

Response: The Company confirms that the information regarding all directorships held by each director of the Company for the past five years is disclosed in the section titled “Biographical Information” on pages 95-96.

Portfolio Management

14.	Item 9.1.c of instructions to the Form N-2 requires disclosure of the name, title, length of service of, and certain other information regarding the portfolio managers. Please update the disclosure on page 94 as necessary to comply with this requirement.

Response: The Company respectfully notes to the Staff that it believes it is in compliance with Item 9.1.c of instructions to the Form N-2 and directs the Staff’s attention to pages 95-96 and 102-103 of the Registration Statement where the biographical information, including the above-referenced information, of each of the members of the Company’s Advisor Investment Committee is disclosed. Additionally, the Company has clarified who the portfolio managers are on page 102 of the Registration Statement in response to the Staff’s comment.

15.	The third paragraph on page 94 discusses the other pooled investment vehicles managed by certain members of the Advisor Investment Committee. Items 9.1.c and 21.1.b and c of instructions to the Form N-2 require certain disclosure regarding the other accounts managed by each of the portfolio managers. Please update the disclosure to include such information.

June 30, 2016

Response: The Company respectfully submits to the Staff that it believes it is in compliance with Items 9.1.c and 21.1.b and c of instructions to the Form N-2. As disclosed on page 102, Bilal Rashid and Jeffrey Cerny are jointly and primarily responsible for the day-to-day management of four other pooled investment vehicles, which include CLO funds, with a total amount of approximately $1.0 billion of assets under management as of March 31, 2016.

16.	Item 21.1.d requires disclosure of any material conflicts of interest that may arise in connection with the portfolio manager’s management of the registrant’s investments and the investments of other accounts managed by the portfolio manager. Please update the disclosure on page 94 to include such information.

Response: The Company respectfully directs the Staff’s attention to the following sections of the Registration Statement where such disclosure is included: in the “Conflicts of Interests” section on pages 6-7; and in the discussion under the risk factor beginning with “We have potential conflicts of interest related to…” on pages 18-19. The Company has included appropriate cross-references in response to the Staff’s comment.

17.	Item 21.3 requires disclosure of the dollar range of equity securities in the registrant beneficially owned by each portfolio manager. Please update the Registration Statement to include this information.

Response: The Company has included additional disclosure in accordance with the Staff’s request.

Management and Other Agreements

18.	Item 9.1.b(4) of instructions to the Form N-2 requires registrants to state that a discussion regarding the basis for the board approval of any investment advisory contract is available in the shareholder reports. Please explain why this statement is not included on page 101 under the section titled “Board Approval of the Investment Advisory Agreement.”

Response: In response to the Staff’s comment, the Company respectfully submits that it does not state that a discussion regarding the basis for the approval of an investment advisory agreement is available in a shareholder report because the Company includes the complete discussion regarding the basis for the board’s approval of the investment advisory agreement within this section of the Registration Statement. This discussion is the same discussion as provided in the Company’s annual report on Form 10-K. As a result, the cross-reference is not required.

June 30, 2016

Exhibits

19.	On page C-3, footnote 17 notes that the legal opinion and consent of the Company’s legal counsel was previously filed. The Staff notes that every registration statement must be filed with its own legal opinion and consent. Please file this as an exhibit in the next amendment of the Registration Statement. In this response letter, please also provide an undertaking on behalf of the Company to file an unqualified legal opinion with each takedown from this Registration Statement. These opinions and consents must be consistent with the Staff Legal Bulletin 19, dated October 14, 2011, issued by the staff of the Division of Corporate Finance.

Response: The Company hereby confirms that a form of opinion and consent of Sutherland Asbill & Brennan LLP will be filed as part of Post-Effective Amendment No. 2 to the Registration Statement. Additionally, for each follow-on offering the Company conducts pursuant to the Registration Statement, the Company hereby undertakes to file an unqualified legal opinion.

General Comment

20.	In the response letter, please confirm that the Company will submit any underwritten offering to FINRA for its approval of the underwriting terms.

Response: The Company hereby confirms that it will submit any underwritten offering pursuant to the Registration Statement to FINRA for its prior approval of the underwriting terms.

Accounting Comments

Fees and Expenses

1.	On page 9, in the body of the “Fees and Expenses” table, please include a breakout of the portion of the incentive fee related to net investment income and capital gains.

Response: The Company respectfully submits to the Staff that because the Company has historically never paid the portion of the incentive fee related to capital gains, it would be difficult to provide an estimate of the breakout of the portion of the incentive fee related to net investment income and capital gains for the “Fees and Expenses” table at this time. Although the Company incurred $139,000 of incentive fees related to capital gains for the year ended December 31, 2015, this was reversed for the three months ended March 31, 2016, as disclosed in the Company’s financial statements for such period on Form 10-Q filed on May 6, 2016.

June 30, 2016

2.	Please confirm the accuracy of the calculations in the example on page 11. For example, the Staff would expect the one-year amount to be higher in the second example since it includes an incentive fee component. Currently, the one-year amount is $119 for both the 5% annual return and the 5% annual return from realized capital gains.

Response: The Company has reviewed and revised the disclosure in accordance with the Staff’s request.

Consolidated Balance Sheet

3.	Regarding the “Control investment” item in the Consolidated Balance Sheet on page F-6, please confirm that the Company performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiary.

Response: The Company confirms to the Staff on a supplemental basis that it has performed a quarterly analysis under Rule 3-09 and Rule 4-08(g) of Regulation S-X with regard to the Company’s controlled portfolio companies.

Consolidated Schedule of Investments

4.	Please disclose in the response letter whether the Company holds any equity tranches in CLOs. The Staff may have additional comments after reviewing the response to this comment.

Response: The Company confirms to the Staff that it does not currently hold any equity tranches in CLOs.

5.	In future financial statements, please disclose the range of the amounts that may be paid in PIK for each investment in footnote 9 to the Consolidated Schedule of Investments (currently page F-16). For example, the investment may have a 15% stated interest rate, and the rate could include a minimum cash distribution rate of 10% with a PIK rate of 0 to 5%. If the issuer decides to pay 12% cash and 3% PIK, then the Schedule of Investments would disclose the current 12% cash and 3% PIK along with the range of possible PIK (0-5%) or the maximum allowable amount of PIK (5%).

June 30, 2016

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the footnotes to the “Portfolio Companies” table on page 94. Specifically, as stated in the last sentence of footnote 1, all of the Company’s securities that bear PIK interest accrue PIK interest at a stated rate unless otherwise indicated. Further, in footnotes 9, 10 and 11, the Company discloses the investments for which the foregoing general rule does not apply. The Company will continue to include such above-referenced disclosures, as applicable, in its future filings in response to the Staff’s comment beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2016.

Notes to Consolidated Financial Statements

Note 3 – page F-29 – discussion of “Fee Income”

6.	In future filings, please disclose, either in the Notes to the Financial Statements or in the Management’s Discussion and Analysis, a description of the recurring or non-recurring nature of the fees to allow a reader to assess the sustainability of the income stream. The Staff notes that the total fee income from the Schedule of Operations for 2015 represents approximately 6% of total investment income. Refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting.

Response: The Company hereby confirms to the Staff that the Company will provide the additional disclosure in future filings in response to the Staff’s comment beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2016.

Note 9 – page F-44

7.	In the response letter, please provide a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments and a general explanation as to why the Company believes it can cover its commitments.

Response: The Company confirms to the Staff on a supplemental basis that the Company believes that its assets will provide adequate cover to satisfy its unfunded commitments.

June 30, 2016

Note 12 – page F-48

8.	In future filings, please delete the following line items from the Financial Highlights as they are not ratios required by Form N-2: (i) Ratio of expenses without incentive fees to average net assets; (ii) ratio of incentive fees to average net assets; (iii) ratio of net investment income without incentive fees to average net assets. Disclosing multiple ratios could be confusing to readers of the Financial Highlights.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will delete the above-referenced line items in its future filings in response to the Staff’s comment beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2016.

General Comment

9.	Please update the Registration Statement in the next amendment to include the financial statements for the three months ended March 31, 2016 that were filed with the Company’s Form 10-Q on May 6, 2016.

Response: The Company hereby confirms that the financial statements for the three months ended March 31, 2016 that were filed with the Company’s Form 10-Q on May 6, 2016 will be filed as part of Post-Effective Amendment No. 2 to the Registration Statement.

Website Disclosures

10.	All marketing materials that disclose historic distributions or a distribution rate should clearly identify the portion that is attributable to a return of capital. The Staff noted three items on the Company’s website:
a.	Under “Investor Relations/Stock Information/Dividend History,” please do not use the term “dividend” when portions of the distributions are return of capital. Also, clearly identify the return of capital portion of each per share distribution.
b.	Under Corporate Overview/OFS Investor Factsheet, the “Distribution Rate” should include an estimate of the portion related to a return of capital. The Staff is aware that the final determination of the distribution’s character will not be known until a future date, but a good faith estimate should be disclosed.
c.	Please confirm that the Company is in compliance with Rule 19a-1 under the 1940 Act.

Response: The Company hereby confirms that the Company is in compliance with Rule 19a-1 under the 1940 Act and that it has revised the disclosure on its website in accordance with the Staff’s request.

June 30, 2016

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus